                                                        Exhibit 21-A

OTTER TAIL CORPORATION

Subsidiaries of the Registrant

February 20, 2020

Company	State of Organization

Otter Tail Power Company	Minnesota
Otter Tail Assurance Limited	Cayman Islands
Varistar Corporation	Minnesota
Northern Pipe Products, Inc.	North Dakota
Vinyltech Corporation	Arizona
T.O. Plastics, Inc.	Minnesota
BTD Manufacturing, Inc.	Minnesota